UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

HD SUPPLY HOLDINGS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Dan S. McDevitt

General Counsel and Corporate Secretary

3400 Cumberland Boulevard

Atlanta, Georgia 30339

(770) 852-9000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Robert A. Profusek

R. Kenneth Boehner

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-3053

(404) 581-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by HD Supply Holdings, Inc. (“HD Supply” or the “company”). The Schedule 14D-9 relates to the tender offer by a wholly owned subsidiary (“Purchaser”) of The Home Depot, Inc. (“Home Depot” or “Parent”) disclosed in the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 24, 2020 pursuant to which Purchaser offered to purchase for cash all of the outstanding shares of the company’s common stock (the “Shares”) at a price of $56.00 per Share, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2020 and in the related Letter of Transmittal, which, together with any amendments thereto, collectively constitute the “Offer.”

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following as a new paragraph to the end of the section titled “Regulatory Approvals”:

“Early termination of the waiting period under the HSR Act was granted by the FTC, effective December 8, 2020. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to the other closing conditions disclosed herein.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended to include the following exhibit:

(a)(5)(L)	Associate FAQ (impact on equity awards and shares owned by associates).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HD SUPPLY HOLDINGS, INC.

	By:	/s/ Evan J. Levitt
	Name:	Evan J. Levitt
	Title:	Senior Vice President, Chief Financial Officer and Chief Administrative Officer
Date: December 8, 2020